UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K (Mark One)

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000.

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to _____________

Commission file number 1-12273

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees’ Retirement Savings 003 Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Roper Industries, Inc.:

We have audited the accompanying statement of net assets available for benefits of Roper Industries, Inc. Employees’ Retirement Savings 003 Plan (the “Plan”) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

May 25, 2001
Atlanta, Georgia

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ROPER INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN Statement of Net Assets Available for Benefits December 31, 2000 and 1999 (In thousands)

	2000	1999
Investments, at fair value	$61,310	$65,656

Cash	27	104

Contributions receivable:
Participant withholdings	330	250
Employer matching	338	267

	668	517

Net assets available for benefits	$62,005	$66,277

See accompanying notes to financial statements. 3

ROPER INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN Statements of Changes in Net Assets Available for Benefits For the years ended December 31, 2000 and 1999 (In thousands)

	2000	1999
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	(8,133)	$13,024
Dividends	2,675	2,013
Interest	73	75

Total investment income (loss)	(5,385)	15,112

Contributions:
Participant rollovers	137	297
Participant withholdings	3,249	2,920
Employer matching	2,996	2,729

Total contributions	6,382	5,946

Total additions	997	21,058

Deductions:
Benefits paid to participants	5,248	5,363
Other	21	8

Total deductions	5,269	5,371

Net increase (decrease) in net assets available for benefits	(4,272)	15,687
Net assets available for benefits, beginning of year	66,277	50,590

Net assets available for benefits, end of year	$ 62,005	$66,277

See accompanying notes to financial statements. 4

ROPER INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN Notes to Financial Statements December 31, 2000 and 1999

1.   Plan Description

The following description of the Roper Industries, Inc. Employees’ Retirement Savings 003 Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by Roper Industries, Inc. (“Roper” or “Employer”). It is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. All assets of the Plan are held, administered and invested by its trustee. Effective September 1, 1999, Scudder Kemper Retirement Services (“Scudder”) replaced Merrill Lynch Trust Company (“Merrill Lynch”) as trustee for the Plan.

Effective January 1, 1999, the Plan adopted Statement of Position (“SOP”) 99-3 - Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 established new disclosure requirements for defined contribution plans.

Eligibility

Employees of certain of Roper’s subsidiaries become eligible to participate in the Plan after six months of continuous service provided the employee has attained 18 years of age. New employees of Roper resulting from certain mergers and acquisitions are credited for service with the prior company for eligibility and vesting purposes.

Participant Contributions

Participants may make contributions in 1% increments of their eligible compensation, as defined by the Plan, within the range of 1% to 25%, for each payroll period in the form of (i) before-tax contributions (15% maximum), (ii) after-tax contributions or (iii) a combination of before-tax and after-tax contributions. Total participant contributions during the Plan’s fiscal year may not exceed the ceiling established by the Internal Revenue Service ($10,500 for 2000 and $10,000 for 1999). A participant may withdraw all or part of after-tax contributions after filing a written application. Participants may change their rate of contributions up to four times per year.

Employer Contributions

Roper contributes an amount equal to 3% of each participant’s eligible compensation, matches 100% of the first 3% of a participant’s compensation contributed to the Plan and matches 50% of the second 3% of a participant’s compensation contributed to the Plan. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions can only be based on the first $170,000 and $160,000 of participant compensation in 2000 and 1999, respectively.

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ROPER INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN Notes to Financial Statements December 31, 2000 and 1999

Participant Accounts

The Plan’s trust consists of contributions by the participants and Roper and net earnings from investments. Investment appreciation or depreciation and investment earnings are credited to or deducted from participant accounts based on the ratio of each participant’s account to the aggregate of all participant accounts within each fund on a daily basis.

Investment Options

Each participant may elect to have contributions invested in any of the investment funds offered by the Plan. Effective September 1, 1999, these investment choices consisted of Roper common stock, Scudder Balanced Fund, Scudder Growth and Income Fund, Scudder International Fund, Scudder Large Company Growth Fund, Scudder Stable Value Fund, Scudder Stock Index Fund, INVESCO Dynamics Fund, Janus Worldwide Fund, Managers Special Equity Fund and PIMCO Total Return Fund. From January 1, 1999 through August 31, 1999, these investment choices consisted of Roper Industries, Inc. common stock, Merrill Lynch Retirement Preservation Trust, Merrill Lynch Equity Index Trust, MFS Emerging Growth Fund, AIM Value Fund, Templeton Foreign Fund, Merrill Lynch Capital Fund, Merrill Lynch Basic Value Fund and Merrill Lynch Corporate Bond Fund.

Benefit Payments

Upon separation of service, as defined by the Plan, participants may generally elect to receive their vested account balances in either a lump-sum payment or several forms of periodic installments. If vested account balances are less than $5,000, participants will automatically receive a lump-sum distribution.

Vesting

Participants are immediately vested in their contributions plus investment performance thereon. Employer contributions become vested to participants 20% after the first year of participation and an additional 20% after each additional year of participation, up to 100%.

Termination

Roper may terminate, or partially terminate, the Plan or discontinue employer contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant’s account would become fully vested and nonforfeitable.

Forfeitures

All forfeitures by participants, as defined by the Plan, are retained in the Plan and are used to pay Plan expenses and reduce Employer contributions. The Plan applied forfeited nonvested amounts of $140,000 and $156,000 against Employer contributions during the years ended December 31, 2000 and 1999, respectively.

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ROPER INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN Notes to Financial Statements December 31, 2000 and 1999

Participant Loans

Participants may borrow up to the lesser of 50% of their vested account balance, 100% of the participant-contributed portion of their total account balance or $50,000. Generally, loans must be repaid within five years. The interest rate on such loans is 1½ percentage points higher than the prime interest rate at the inception of the loan. A participant may have only one loan outstanding at any time. There is generally a 30-day waiting period between loans.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Investments

Investments are stated at fair value. Fair values for investments in mutual funds, common trust funds and Roper common stock were determined using the closing prices as published by financial sources believed to be reliable. Participant loans are stated at the unpaid balances on individual participant accounts, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis.

In the statement of changes in net assets available for benefits, net appreciation (depreciation) in fair value of investments includes realized gains or losses and the unrealized appreciation or depreciation of those investments.

In-kind distributions of Plan assets are recorded at cost.

Roper has multiple plans, including the Plan, covering its employees. Each subsidiary’s employees generally participate in only a single plan. Participants transferring between companies and between plans are reported as a distribution by one plan and a rollover contribution by the other plan. Such transactions affecting the Plan during the years ended December 31, 2000 and 1999 included rollovers of $27,000 and none, respectively, and distributions of $32,000 and $61,000, respectively.

Expenses

Roper pays substantially all administrative expenses of the Plan.

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ROPER INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN Notes to Financial Statements December 31, 2000 and 1999

Reclassifications

Certain reclassifications have been made to the information presented for the year ended December 31, 1999 to be consistent with the presentation of information presented for the year ended December 31, 2000.

3.   Investments

Investments that represented 5% or more of the Plan’s net assets at December 31, 2000 or 1999 were as follows (in thousands):

	2000	1999
Scudder Large Company Growth Fund	$15,102	$18,811
Scudder Stable Value Fund	13,895	17,093
Roper common stock	7,395	9,033
Scudder Balanced Fund	6,765	6,445
INVESCO Dynamics Fund	6,485	4,718
Scudder Stock Index Fund	NA	3,571

The Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows for the years ended December 31, 2000 and 1999 (in thousands):

	2000	1999
Mutual funds	$(6,831)	$ 7,533
Common trust funds	(286)	487
Common stock	(1,016)	5,004

	$(8,133)	$13,024

4.   Income Tax Status

The latest determination letter applied to the Plan related to an amendment dated October 29, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code for qualified plans. The Plan has been amended since receiving the aforementioned determination letter. However, Roper believes the Plan is currently designed and administered in compliance with applicable requirements of the Internal Revenue Code. Therefore, Roper believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

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ROPER INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN Notes to Financial Statements December 31, 2000 and 1999

5.   Related Party Transactions

Certain Plan investments are, or were, shares of mutual funds or common trust funds managed by Scudder or Merrill Lynch. Scudder, and previously Merrill Lynch, is, or was, the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of Roper common stock. Roper is the sponsor of the Plan.

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Schedule 1 ROPER INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN Schedule H, 4i — Schedule of Assets (Held at End of Year) December 31, 2000 (In thousands)

(a)	(b) Identity of issuer, borrower or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Mutual funds:
*	Scudder Balanced Fund	351 shares	(1)	$ 6,765
*	Scudder Growth and Income Fund	69 shares	(1)	1,660
*	Scudder International Fund	24 shares	(1)	1,192
*	Scudder Large Company Growth Fund	456 shares	(1)	15,102
	INVESCO Dynamics Fund	273 shares	(1)	6,485
	Janus Worldwide Fund	51 shares	(1)	2,897
	Managers Special Equity Fund	13 shares	(1)	966
	PIMCO Total Return Fund	122 shares	(1)	1,263
	Common trust funds:
*	Scudder Stable Value Fund	13,895 units	(1)	13,895
*	Scudder Stock Index Fund	74 units	(1)	2,764
	Common stock:
*	Roper	224 shares	(1)	7,395
	Other:
*	Various Plan participants	Unsecured fixed-rate loans issued at prime plus 1½%	(1)	926

				$ 61,310

* Parties-in-interest to the Plan. (1) Participant-directed. See accompanying independent auditors’ report. 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Industries, Inc. Employees’ Retirement Savings 003 Plan —————————————————————————— (Name of Plan)
By: Roper Industries, Inc., Plan Administrator
By: /s/ Martin S. Headley ———————————————————————— (Signature)
Martin S. Headley June 22, 2001
Vice President and Chief Financial Officer

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CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 25, 2001, included in this annual report of the Roper Industries, Inc. Employees’ Retirement Savings 003 Plan on Form 11-K for the year ended December 31, 2000, into the Plan’s previously filed Registration Statement Nos. 33-71094 and 333-35672.

Arthur Andersen LLP

Atlanta, Georgia
June 21, 2001

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